                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 ---------------

                                    FORM 11-K


                                TRANSITION REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


       For the transition period from October 1, 2000 to December 31, 2000

                        Commission file number 333-73161

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                                 NS GROUP, INC.
                   SALARIED EMPLOYEES' RETIREMENT SAVINGS PLAN


         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                  NS Group, Inc.
                  530 West Ninth Street
                  Newport, Kentucky 41071


-------------------

         Index to Exhibit at Page 13


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                                 NS GROUP, INC.
                   SALARIED EMPLOYEES' RETIREMENT SAVINGS PLAN

                                      INDEX



REQUIRED INFORMATION

ITEM 4 - The NS Group, Inc. Salaried Employees' Retirement Savings Plan is subject to the Employee Retirement Income Security Act of 1974. In lieu of the requirements of Items 1, 2 and 3 of Form 11-K, the following financial statements are included herein:


                                                                       PAGE
                                                                       ----
Statements of Net Assets Available for Benefits.......................   3
Statement of Changes in Net Assets Available for Benefits.............   4
Notes to Financial Statements.........................................   5
Schedule of Assets Held for Investment Purposes.......................  10
Report of Independent Public Accountants..............................  11
Index to Exhibit......................................................  12




















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                                 NS GROUP, INC.
                   SALARIED EMPLOYEES' RETIREMENT SAVINGS PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS




                                                   December 31,    September 30,
                                                       2000            2000
                                                   -----------     -----------

INVESTMENTS, at quoted market value
    Investment in NS Group, Inc. Master Trust      $ 2,147,965     $ 5,491,197
    Other Investments                               16,340,883      17,414,706
                                                   -----------     -----------
                                                    18,488,848      22,905,903
SPONSOR CONTRIBUTION
    RECEIVABLE                                          55,517          78,608
                                                   -----------     -----------

               Total assets                         18,544,365      22,984,511
                                                   -----------     -----------

LIABILITIES                                                  0               0
                                                   -----------     -----------

NET ASSETS AVAILABLE FOR BENEFITS                  $18,544,365     $22,984,511
                                                   ===========     ===========




        The accompanying notes are an integral part of these statements.





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                                 NS GROUP, INC.
                   SALARIED EMPLOYEES' RETIREMENT SAVINGS PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS



                                                 For the Three
                                                 Months Ended
                                                  December 31,
                                                     2000

Additions:
     INCOME FROM INVESTMENTS                     $   554,286

     REALIZED AND UNREALIZED
          GAINS (LOSSES), NET                     (4,847,789)

     CONTRIBUTIONS
           Participant                               251,133
           Sponsor                                    55,517
                                                 -----------
               Total additions, net               (3,986,853)

Deductions:

      DISTRIBUTIONS TO PARTICIPANTS                 (453,293)
                                                 -----------

     Change in net assets available
               for benefits                      $(4,440,146)

     NET ASSETS AVAILABLE FOR BENEFITS,
          beginning of period                     22,984,511
                                                 -----------

     NET ASSETS AVAILABLE FOR BENEFITS,
          end of period                          $18,544,365
                                                 ===========



         The accompanying notes are an integral part of this statement.




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                                 NS GROUP, INC.
                   SALARIED EMPLOYEES' RETIREMENT SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS


(1)      PLAN DESCRIPTION

         The following description of the NS Group, Inc. Salaried Employees' Retirement Savings Plan (the Plan) is provided for general information purposes only. The Plan's sponsor is NS Group, Inc. (Sponsor or Company). Reference should be made to the Plan documents for a more complete description of the Plan's provisions. Certain prior period amounts have been reclassified to conform to the current year presentation.

CHANGE IN FISCAL YEAR

         The Plan's fiscal year prior to October 1, 2000 ended on the last Saturday in September. On November 20, 2000, the Plan Sponsor announced that it had changed its fiscal year end to December 31. The Plan's fiscal year end has been changed to coincide with the Plan Sponsor's fiscal year end. The period from October 1, 2000 through December 31, 2000 is being reported as a transition period according to SEC regulations, with the next full fiscal year ending December 31, 2001.

GENERAL

         The Plan covers all eligible salaried and non-union hourly employees of NS Group, Inc. and its subsidiaries (the Sponsor or, the Company), who have attained age 20 1/2. The Plan is a qualified 401(k) profit sharing plan as described in Section 401(a) of the Internal Revenue Code and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

INVESTMENT IN MASTER TRUST

         A portion of the Plan's investments are invested in a Master Trust which was established by NS Group, Inc. for all of its defined contribution plans.

         The Plan has an undivided interest in the Master Trust. The assets of the Master Trust are held by Key Trust Company of Ohio N.A. The net assets of the Master Trust as of December 31, 2000 and September 30, 2000 are as follows:

                                         December 31,    September 30,
                                            2000             2000
                                            ----             ----
 Net assets of the Master Trust
   Consisting entirely of NS Group,
   Inc. Common Stock, at market          $6,786,845      $11,736,830
                                         ==========      ===========





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Allocations of the net assets of the Master Trust to participating plans as of
December 31, 2000 and September 30, 2000 are as follows:


                                              December 31, 2000           September 30, 2000
                                              -----------------           ------------------
                                             Amount       Percent        Amount        Percent
                                             ------       -------        ------        -------
NS Group, Inc. Salaried Employees'
  Retirement Savings Plan                  $2,149,959      31.68%      $ 5,491,197      46.79%

Newport Steel Corporation Hourly
  Employees' Retirement Savings Plan        2,234,543      32.92%        3,951,632      33.67%

Koppel Steel Corporation Hourly
  Employees' Retirement Savings Plan        2,402,343      35.40%        2,288,599      19.50%

Imperial Adhesives, Inc. Hourly
  Retirement Savings Plan (1)                      --         --             5,402        .04%
                                           ----------     ------       -----------     ------
Total                                      $6,786,845     100.00%      $11,736,830     100.00%
                                           ==========     ======       ===========     ======


(1)   Subsidiary sold on October 12, 2000.

Investment income from the Master Trust, which includes interest, and to the extent applicable, dividends and realized and unrealized gains and losses, net of administrative expenses, is allocated to each plan by the trustee on a pro rata basis. Brokerage fees are added to the acquisition cost of assets purchased and subtracted from the proceeds of the assets sold. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Contributions and benefit payments are credited and charged directly to each Plan.

Master Trust income (loss) allocated to the participating plans for the three months ended December 31, 2000 is as follows:

                                                   December 31, 2000
                                                   -----------------
Total Unrealized Appreciation
  (Depreciation) of Assets                           $ (5,025,010)

ADMINISTRATION

         The Plan is administered by an advisory committee, which is appointed by the board of directors of the Company. Key Trust Company of Ohio, N.A. (Trustee) has been appointed trustee for the Plan.

CONTRIBUTIONS

         Eligible participants may make voluntary contributions of up to 15% of eligible compensation, as defined by the Plan, subject to certain limitations under the Internal Revenue Code. In addition, the Plan provides the Sponsor the ability to make, at its discretion, matching contributions. The Plan is also a profit sharing plan in which the Sponsor annually determines, at



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its discretion, the amount of its contribution. Participants must have completed
500 hours of service during the Plan year and be employed by the Company on the last day of the Plan year in order to share in the allocation of any profit sharing contribution. Allocations of contributions are based on the participants' compensation during the Plan year. Matching and profit sharing contributions may be made in either the form of cash or shares of NS Group, Inc. common stock, at the discretion of the Sponsor.

PARTICIPANT ACCOUNTS

         Individual accounts are maintained for each of the Plan's participants which reflect the participant's contributions, Sponsor contributions, as well as the participant's share of the Plan's income and related mutual fund investment management expenses. Allocations are based upon participants' account balances.

VESTING

         Participants are fully vested in their account balances.

BENEFITS

         Upon termination of employment prior to a participant reaching retirement age, the participant may elect to postpone distribution of the balance of his/her account or receive an early distribution. Upon termination of service due to disability or retirement, a participant may elect to receive the balance in his/her account in the form of a lump sum distribution or in installments over a fixed period of time. Upon death, the participant's account balance will be paid as a death benefit. In addition, participants may apply for hardship withdrawals subject to approval by the Plan administrator.

ADMINISTRATIVE EXPENSES

         The Plan Sponsor pays all administrative expenses of the Plan, except for investment management costs incurred by any mutual funds in the Plan. The Plan Sponsor also provides administrative services to the Plan at no cost. The NS Group, Inc. Master Trust incurs brokerage fees on open market purchases and sales of NS Group, Inc. common stock.

(2)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

         The accompanying financial statements are prepared on the accrual basis of accounting. The preparation of the financial statements in conformity with generally accepted accounting principles requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.




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



INVESTMENT VALUATION

         Investments in registered investment companies and the NS Group, Inc. Master Trust are reported at fair value as determined by the Trustee, based upon quoted market prices. Guaranteed investment contracts held by the trust are reported at fair value as determined by the Trustee.

         The Plan provides for various investment options. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

         The fair value of individual investments that represent 5% or more of the Plan's net assets as of December 31, 2000 and September 30, 2000 are as follows:

                                                December 31,      September 30,
                                                    2000              2000
                                                ------------      -------------
Key Corp EB MaGIC Fund                           $7,399,628        $6,442,906
Fidelity Advisor Growth Opportunities Fund        1,484,441         1,664,980
Templeton Growth Fund                                *              1,094,084
Janus Twenty Fund                                 2,432,224         3,603,167
NS Group, Inc. Master Trust Fund                  2,147,965         5,491,197
American Funds Group Small Cap World Fund            *              1,289,476
Invesco Dynamics Fund                             1,392,458         1,662,044
Victory Stock Index Fund                             *                871,072

*Less than 5%

During the period, the Plan's investments (including investments bought, sold and held during the year) appreciated (depreciated) in value is as follows:

         EB MaGIC Fund                                   $    95,155
         Fidelity Advisor Growth Opportunities Fund         (365,560)
         Fidelity Advisor Balanced Fund                      (51,789)
         American Funds Group Small Cap World Fund          (399,753)
         Templeton Growth Fund                               (33,418)
         Victory Stock Index Fund                            (93,304)
         Janus Twenty Fund                                  (931,494)
         Invesco Dynamics Fund                              (488,160)
         Fidelity Advisor High Yield Fund                    (14,178)
         NS Group, Inc. Master Trust Fund                 (2,565,288)
                                                         -----------
                                                         $(4,847,789)
                                                         ===========












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(3)      PLAN TERMINATION

         Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, all contributions and earnings allocated to the accounts of the participants will be distributed.

(4)      TAX STATUS

         The Internal Revenue Service has determined and informed the Company by a letter dated September 1, 1999, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(5)      PARTIES-IN-INTEREST

         Certain plan investments are shares of mutual funds managed by Key Corp. and shares of the NS Group, Inc. Master Trust Fund, managed by NS Group, Inc. Master Trust. Key Corp is the trustee as defined by the Plan and NS Group is the Plan Sponsor and therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to these parties-in-interest for the Plan year were not material.

(6)      SUBSEQUENT EVENT - RESTRUCTURING OF OPERATIONS BY PLAN SPONSOR

         In March 2001, the board of directors of the Plan sponsor approved decisions to discontinue manufacturing steel and hot rolled coils at their Newport Steel Corporation's welded tubular facility and to exit the special bar quality products business, which is operated at their Koppel Steel Corporation facility located in Koppel, Pennsylvania.

         In the March 2001 quarter, the company recorded restructuring charges of $56.2 million, including $43.4 million of non-cash items resulting primarily from the write-down of fixed assets. The company discontinued manufacturing steel and hot rolled coils at our welded tubular facility as of March 31, 2001. Our special bar quality operations will cease operations by the end of June 2001. The closures resulted in workforce reductions of approximately 280 positions at the welded tubular facility and approximately 80 positions will be reduced as a result of the closure of the special bar quality operations. Most of the hourly personnel at the special bar quality operations will transfer to various other positions within our seamless tubular operations. The Plan's Advisory Committee believes that the effects of the restructuring will not materially affect the Plan's net assets.










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                                 NS GROUP, INC.
                   SALARIED EMPLOYEES' RETIREMENT SAVINGS PLAN
                                 PLAN NUMBER 004
                                 EIN 61-0985936
            ITEM 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             AS OF DECEMBER 31, 2000


-----------------------------------------------------------------------------------------------------------------------------------
                                                                                      SHARES/
             ISSUER              ASSET DESCRIPTION                                     UNITS         COST               MARKET
-----------------------------------------------------------------------------------------------------------------------------------
*KEY CORP                        EB MaGIC FUND                                        513,588     $ 6,973,724        $ 7,399,628

FIDELITY INVESTMENTS             FIDELITY ADVISOR GROWTH OPPORTUNITIES
                                   FUND                                                43,468       1,790,377          1,484,441

FIDELITY INVESTMENTS             FIDELITY ADVISOR BALANCED FUND                        35,826         643,691            581,809

THE AMERICAN FUNDS GROUP         SMALLCAP WORLD FUND                                   38,629       1,225,731          1,073,127

THE FRANKLIN TEMPLETON GROUP     TEMPLETON GROWTH FUND                                 58,588       1,099,567          1,077,433

*THE VICTORY PORTFOLIOS          STOCK INDEX FUND                                      35,542         812,773            759,896

JANUS FUNDS                      JANUS TWENTY FUND                                     44,384       2,748,677          2,432,224

INVESCO EQUITY INCOME FUNDS      INVESCO DYNAMICS FUND                                 58,580       1,489,078          1,392,458

FIDELITY INVESTMENTS             FIDELITY ADVISOR HIGH YIELD FUND                      15,088         163,655            139,867

*NS GROUP, INC. MASTER TRUST     NS GROUP, INC. - MASTER TRUST FUND                   164,251       2,211,193          2,147,965
-----------------------------------------------------------------------------------------------------------------------------------

                                                                        TOTAL PLAN                $19,158,466        $18,488,848
                                                                                                  ===========        ===========
-----------------------------------------------------------------------------------------------------------------------------------

In accordance with 29 CFR 2520.103 - 9, the Company hereby certifies that the Plan is in receipt of the most recent annual statement of assets and liabilities of the KEY TRUST, EB MaGIC Fund, in which the Plan has an investment. In addition, a notice has been received by the Plan from Key Trust Company of Ohio, N.A. (Trustee) informing the Plan that the proper procedure was followed in filing a copy of the most recent annual statement of assets and liabilities of the fund in which the Plan has an investment with the Department of Labor.

The Employer Identification Number of the fund is 34-6903863.

*Represents a party-in-interest





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                         INDEPENDENT PUBLIC ACCOUNTANTS

To the Advisory Committee of the
   NS Group, Inc. Salaried
   Employees' Retirement Savings Plan:

         We have audited the accompanying statements of net assets available for benefits of the NS GROUP, INC. SALARIED EMPLOYEES' RETIREMENT SAVINGS PLAN as of December 31, 2000 and September 30, 2000, and the related statement of changes in net assets available for benefits for the three months ended December 31, 2000. These financial statements and schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and September 30, 2000, and the changes in its net assets available for benefits for the three months ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

         Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Cincinnati, Ohio,                               /s/ ARTHUR ANDERSEN LLP
 June 21, 2001





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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the Advisory Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                              NS GROUP, INC. SALARIED
                                              EMPLOYEES' RETIREMENT
                                              SAVINGS PLAN



                                              By: /s/ Thomas J. Depenbrock
                                                 -------------------------------
                                              Thomas J. Depenbrock
                                              Member, Advisory Committee

Date: June 27, 2001


                      ------------------------------------


                                Index to Exhibit

          Number        Description
          ------        -----------

           23.1         Consent of Independent Public Accountants








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